Cardica, Inc. 900 Saginaw Drive Redwood City, CA 94063

April 14, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Russell Mancuso Tom Jones

Re:	Cardica, Inc. Registration Statement on Form S-1 File No. 333-194039

Acceleration Request
Requested Date: Tuesday, April 15, 2014 Requested Time: 4:00 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-194039) (the “Registration Statement”) to become effective on April 15, 2014, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Mark Weeks, Brett White, Marina Remennik, Justin Lau and Ryan Spiers of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Mark Weeks of Cooley LLP, counsel to the Registrant, at (650) 843-5011.

In connection with this request, the Registrant acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cardica, Inc.

By:	/s/ Robert Y. Newell
Name: Robert Y. Newell
Title: Chief Financial Officer

cc:	Mark Weeks, Cooley LLP
Brett White, Cooley LLP Marina Remennik, Cooley LLP Justin Lau, Cooley LLP Ryan Spiers, Cooley LLP David Saul, Ropes & Gray LLP